Lisa Clarkin Officer, Client Services

Telephone: 416.361.0930 ext. 236 Email: lclarkin@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

June 8, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Dear Sir or Madam:

RE: MAMMA.COM INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 6, 2005.

1	Proxy

2	Letter to Shareholders

3	Notice of Annual Meeting of Shareholders, and Management Information Circular

4	Annual Report 2004

5	Supplemental Mailing List Request Form

6	Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.